

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2011

<u>Via E-mail</u>
Michael A. Hartley
Chief Financial Officer
Raines Lenders, L.P.
3310 West End Avenue
Suite 490
Nashville, TN 37203

> **Re:** **Raines Lenders, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 20, 2011**
> **File No. 000-18523**

Dear Mr. Hartley:

We issued comments to you on the above captioned filings on November 17, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 2, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 2, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Kristi Marrone at 202-551-3429 if you have any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief